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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                              Commission File
                                                               Number 1-10113
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K
              [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transaction Period Ended:______________________________________

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant HALSEY DRUG CO., INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

1827 Pacific Street

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City, State and Zip Code

Brooklyn, New York 11233

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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report or semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On March 10, 1998, the Company completed a private offering of securities for an aggregate purchase price of $20.8 million (the "Offering"). The securities issued in the Offering consisted of 5% convertible senior secured debentures and common stock purchase warrants, exercisable for an aggregate of 4,202,020 shares of the Company's common stock. The Company disclosed the completion of the Offering pursuant to a Press Release dated March 13, 1998 as well as the filing of a Current Report on Form 8-K filed with the Securities and Exchange Commission on Tuesday, March 24, 1998.

         Prior to the completion of the Offering, the Company lacked sufficient working capital and sources of financing necessary to satisfy its current liabilities, including trade payables and accounts payable to its outside professionals, including its independent certified public accountants. As a consequence, the Company was faced with numerous actions and proceedings to collect outstanding liabilities, some of which threatened to terminate the Company's continuing operations. Following completion of the Offering, the Company has been able to satisfy a substantial portion of its outstanding liabilities and accounts payable, including making arrangements for the satisfaction of fees and expenses owed to its independent certified public accountants.

         As a result of the negotiation and completion of the Offering during February and March, 1998 and the recent appointment of a Chief Financial Officer (effective approximately two weeks prior to the completion of the Offering), the Company was unable to timely close its books for the



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fiscal year ended December 31, 1997. In addition, as a result of insufficient working capital and the Company's inability to satisfy outstanding professional fees and expenses, the Company was unable to engage its independent auditors to complete their audit for fiscal 1997 in order to permit the filing of the Company's 10-K by March 31, 1998. The Company's books have recently been closed and the Company's independent auditors are in the process of finalizing their audit. As indicated above, it is Management's belief that the Form 10-K for the fiscal year ended December 31, 1997 will be filed on or before the 15th calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Peter Clemens, Chief Financial Officer  (718)     467-7500
                      (Name)                      (Area Code) (Telephone Number)

         (2)      Have all other periodic reports required
                  under section 13 or 15(d) of the Securities
                  Exchange Act of 1934 or section 30 of the
                  Investment Company Act of 1940 during the       [X] Yes No [ ]
                  preceding 12 months or for such shorter
                  period that the registrant was required to file such report(s) been filed? If the answer is no, please identify report(s).

         (3)      Is it anticipated that any significant
                  change in results of operations from the      [ ] Yes  No [X]
                  corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              HALSEY DRUG CO., INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1998               By:  /s/ Peter Clemens
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                                         Peter Clemens, Vice President
                                         and Chief Financial Officer



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